Mail Stop 6010

January 22, 2007

Mr. Paul Tufano
Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, CA  95035

> **Re:** **Solectron Corporation**
> **Form 10-K for the Fiscal Year Ended August 25, 2006**
> **File No.  001-11098**

Dear Mr. Tufano:

We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant